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                                 UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __)*

                                  Fogdog, Inc.
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                                (Name of Issuer)

                         Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                   344167101
                                 --------------
                                 (CUSIP Number)

                                 NOT APPLICABLE
                                 --------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 344167101                 13G                             Page 2 of 11

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.H. Whitney III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503280), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) / /

                                                                   (b) /X/
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.
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                    5    SOLE VOTING POWER
                         4,269,942 shares of Common Stock
    Number of       ------------------------------------------------------------
     Shares         6    SHARED VOTING POWER
  Beneficially           -0-
    Owned By        ------------------------------------------------------------
      Each          7    SOLE DISPOSITIVE POWER
   Reporting             4,269,942 shares of Common Stock
    Person          ------------------------------------------------------------
     With           8    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,269,942 shares of Common Stock
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       /X/
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                      12.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
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CUSIP No. 344167101                 13G                             Page 3 of 11

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Whitney Strategic Partners III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503276), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) / /

                                                                   (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.
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                    5    SOLE VOTING POWER
                         102,888 shares of Common Stock
    Number of       ------------------------------------------------------------
     Shares         6    SHARED VOTING POWER
  Beneficially           -0-
    Owned By        ------------------------------------------------------------
      Each          7    SOLE DISPOSITIVE POWER
   Reporting             102,888 shares of Common Stock
    Person          ------------------------------------------------------------
     With           8    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       102,888 shares of Common Stock
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        /X/
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                       0.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN

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CUSIP No. 344167101                 13G                             Page 4 of 11

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Whitney Holdings, L.L.C., a Delaware limited liability company (IRS Identification No. 06-1510790), the members of which are Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) / /

                                                                    (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited liability company. The sole members are individuals who are United States citizens.
--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
                         5,000 shares of Common Stock
    Number of       ------------------------------------------------------------
     Shares         6    SHARED VOTING POWER
  Beneficially           -0-
    Owned By        ------------------------------------------------------------
      Each          7    SOLE DISPOSITIVE POWER
   Reporting             5,000 shares of Common Stock
    Person          ------------------------------------------------------------
     With           8    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,000 shares of Common Stock
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      /X/
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                     0.01%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
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CUSIP No. 344167101                 13G                             Page 5 of 11

ITEM 1.

          (a)  Name of Issuer:

                    Fogdog, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

                    500 Broadway
                    Redwood City, CA 94063

ITEM 2.

          (a)  Name of Person Filing:

                    (i) J.H. Whitney III, L.P. is a Delaware limited partnership. The name of the general partner of J.H. Whitney III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James
H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael
R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

                    (ii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. The name of the general partner of Whitney Strategic Partners III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

                    (iii) Whitney Holdings, L.L.C. is a Delaware limited liability company whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of Whitney Holdings, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

          (b)  Address of Principal Business Office or, if none, Residence:

               (i)  J.H. Whitney III, L.P.
                    177 Broad Street
                    Stamford, CT 06901

               (ii) Whitney Strategic Partners III, L.P.
                    177 Broad Street
                    Stamford, CT 06901

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CUSIP No. 344167101                 13G                             Page 6 of 11

              (iii) Whitney Holdings, L.L.C.
                    177 Broad Street
                    Stamford, CT 06901

          (c)  Citizenship:

                    (i) J.H. Whitney III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

                    (ii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

                    (iii) Whitney Holdings, L.L.C. is a Delaware limited liability company. All of its individual members are citizens of the United States.

          (d)  Title of Class of Securities:

                    Common Stock

          (e)  CUSIP Number:

                    34416101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)  / /   Broker or dealer registered under section 15 of the Act (15
                    U.S.C.78o)

         (b)  / /   Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C.78c).

         (c)  / /   Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

         (d)  / /   Investment company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

         (e)  / /   An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E);

         (f)  / /   An employee benefit plan or endowment fund in accordance
                    with Section 240.13d-1(b)(1)(ii)(F);

         (g)  / /   A parent holding company or control person in accordance
                    with Section 240.13d-1( b)(1)(ii)(G);

         (h)  / /   A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

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CUSIP No. 344167101                 13G                             Page 7 of 11

         (i)  / /   A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

ITEM 4.  OWNERSHIP.

         The following information is provided as of December 31, 1999:

         (a)  Amount beneficially owned:

               (i) J.H. Whitney III, L.P. is the beneficial owner of 4,269,942 shares.(1)

               (ii) Whitney Strategic Partners III, L.P. is the beneficial owner of 102,888 shares.(1)

              (iii) Whitney Holdings, L.L.C. is the beneficial owner of 5,000 shares.(1)

         (b)  Percent of class:

               (i)  12.0% for J. H. Whitney III, L.P.;

               (ii) 0.3% for Whitney Strategic Partners III, L.P.; and

              (iii) 0.01% for Whitney Holdings, L.L.C.

         (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

                    4,269,942 shares for J.H. Whitney III, L.P.;

                    102,888 shares for Whitney Strategic Partners III, L.P.; and


                    5,000 shares for Whitney Holdings, L.L.C.

               (ii) Shared power to vote or to direct the vote:

                    0 shares for J. H. Whitney III, L.P.;

-----------------
     (1) J.H. Whitney III, L.P., Whitney Strategic Partners III, L.P. and Whitney Holdings, L.L.C. disclaim the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

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CUSIP No. 344167101                 13G                             Page 8 of 11

                    0 shares for Whitney Strategic Partners III, L.P.; and

                    0 shares for Whitney Holdings, L.L.C.

              (iii) Sole power to dispose or to direct the disposition of:

                    4,269,942 shares for J.H. Whitney III, L.P.;

                    102,888 shares for Whitney Strategic Partners III, L.P.; and

                    5,000 shares for Whitney Holdings, L.L.C.

               (iv) Shared power to dispose or to direct the disposition of:

                    0 shares for Whitney Holdings, L.L.C.;

                    0 shares for J. H. Whitney III, L.P.;

                    0 shares for Whitney Strategic Partners III, L.P.; and

                    0 shares for Whitney Holdings, L.L.C.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Whitney Holdings, L.L.C., J.H. Whitney III, L.P., and Whitney Strategic Partners III, L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

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CUSIP No. 344167101                 13G                             Page 9 of 11

ITEM 10. CERTIFICATION.

         Not applicable.

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CUSIP No. 344167101                 13G                            Page 10 of 11

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of J.H. Whitney III, L.P., Whitney Strategic Partners III, L.P. and Whitney Holdings, L.L.C. certifies that the information set forth in this statement is true, complete and correct.

                                    February 14, 2000
                                    --------------------------------------------
                                          Date

                                    J. H. WHITNEY III, L.P.

                                    By: J.H. Whitney Equity Partners III, L.L.C.

                                    By: /s/ Daniel J. O'Brien
                                       -----------------------------------------
                                       Daniel J. O'Brien
                                       Managing Member

                                    WHITNEY STRATEGIC PARTNERS III, L.P.

                                    By: J.H. Whitney Equity Partners III, L.L.C.

                                    By: /s/ Daniel J. O'Brien
                                       -----------------------------------------
                                       Daniel J. O'Brien
                                       Managing Member

                                    WHITNEY HOLDINGS, L.L.C.

                                    By /s/ Daniel J. O'Brien
                                       -----------------------------------------
                                       Daniel J. O'Brien
                                       Managing Member

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CUSIP No. 344167101                 13G                            Page 11 of 11

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of Fogdog, Inc. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2000.


                                    J. H. WHITNEY III, L.P.

                                    By: J.H. Whitney Equity Partners III, L.L.C.

                                    By: /s/ Daniel J. O'Brien
                                       -----------------------------------------
                                       Daniel J. O'Brien
                                       Managing Member

                                    WHITNEY STRATEGIC PARTNERS III, L.P.

                                    By: J.H. Whitney Equity Partners III, L.L.C.

                                    By: /s/ Daniel J. O'Brien
                                       -----------------------------------------
                                       Daniel J. O'Brien
                                       Managing Member

                                    WHITNEY HOLDINGS, L.L.C.

                                    By: /s/ Daniel J. O'Brien
                                       -----------------------------------------
                                       Daniel J. O'Brien
                                       Managing Member